[GRAPHIC OMITTED] AHOLD

                                                                   PRESS RELEASE

GIANT FOOD STORES TO ACQUIRE STORES FROM CLEMENS MARKETS INC.

Amsterdam, the Netherlands, September 5, 2006 - Ahold today announced that its operating company, Giant Food Stores LLC of Carlisle, Pennsylvania, has entered into an agreement to acquire 14 suburban Philadelphia stores from Clemens Markets Inc. of Lansdale, Pennsylvania. 13 stores will be converted into Giant Food Stores, and one store will continue to be operated under the existing foodsource banner. The 14 Clemens stores had net sales of approximately
USD 190 million in 2005. In an associated transaction, an additional eight Clemens stores will be sold to C&S Wholesale Grocers Inc., its affiliates or its customers.

The closing of the transaction is expected in the fourth quarter of this year and is subject to customary closing conditions including applicable regulatory approvals. The transaction includes store personnel, inventory, equipment and existing lease agreements.

"This is an excellent fit for Giant and will provide an opportunity to reach many new customers in Greater Philadelphia," said Tony Schiano, President and CEO of Giant Food Stores. "The Clemens stores have experienced staff and great customer service. We will do everything we can to make sure they are warmly welcomed into the Giant family," continued Schiano.

NOTE TO EDITORS
Giant Food Stores, LLC, headquartered in Carlisle, PA is a subsidiary of Ahold USA, one of the leading supermarket operations in the U.S. Giant currently operates 103 stores as Giant Food Stores, 119 stores as Tops Markets and
26 stores as Martin's Food Markets. With nearly 38,000 employees, Giant serves a six state market area including Pennsylvania, Maryland, Virginia, West Virginia, New York and Ohio. For more information about Giant Food Stores, visit the company's website at www.GiantFoodStores.com.

Ahold Press Office: +31 (0)20 509 5291
Giant Food Stores Press Office: +1 717 240 1566

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the expected acquisition of 14 stores and the expected timing thereof, expectations regarding conditions to closing, including regulatory approvals, plans to convert certain acquired stores into Giant Food Stores, the expected sale of 8 stores to C&S Wholesale Grocers Inc., its affiliates or its customers and the expected opportunity for Giant Food Stores in Greater Philadelphia. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, unexpected delays in the completion of the acquisition, inability to satisfy any closing conditions to such acquisition, any actions or inactions of government regulators and other third parties, and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA NORTH STAR FOODSERVICE PEAPOD PINGO DOCE STOP & SHOP TOPS U.S. FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST

2006024                                                            www.ahold.com